UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

P.F. Chang’s China Bistro, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

69333Y 10 8 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

13G

CUSIP No. 69333Y 10 8	Page 2 of 9 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Paul M. Fleming

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.11%

12.	Type of Reporting Person IN

13G

CUSIP No. 69333Y 10 8	Page 3 of 9 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Kelly M. Fleming

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.11%

12.	Type of Reporting Person IN

13G

CUSIP No. 69333Y 10 8	Page 4 of 9 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) The Paul and Kelly Fleming Family Trust ###-##-####

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,300,000 7. Sole Dispositive Power 8. Shared Dispositive Power 1,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.11%

12.	Type of Reporting Person 00

CUSIP No. 69333Y 10 8	13G	Page 5 of 9 Pages

Item 1.	(a)	Name of Issuer:

P.F. Chang’s China Bistro, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

15210 N. Scottsdale Rd., Suite 300 Scottsdale, Arizona 85254

Item 2.	(a)	Name of Person Filing:

Paul M. Fleming Kelly M. Fleming The Paul and Kelly Fleming Family Trust

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

15974 N. 77th Street, Suite 102 Scottsdale, Arizona 85260

Item 2	(c)	Citizenship:

UnitedStates

Item 2	(d)	Title of Class of Securities:

Common Stock, Par Value $0.001

Item 2	(e)	CUSIP Number:

69333Y 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

See Items 5 through 9 and 11 on the cover page for each respective filer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 69333Y 10 8	13G	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1 attached.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

(a) Not applicable.

(b) Not applicable.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

/s/ Paul M. Fleming

Paul M. Fleming

/s/ Kelly M. Fleming

Kelly M. Fleming

THE PAUL AND KELLY FLEMING FAMILY TRUST

By:	/s/ Paul M. Fleming

Paul M. Fleming, Trustee

By:	/s/ Kelly M. Fleming

Kelly M. Fleming, Trustee

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint Schedule 13G Filing